August 13, 2010

Via U.S. Mail and Facsimile – (904)247-4672

David L. Young
Principal Financial Officer
Atlantic Bancgroup, Inc.
1315 South Third Street
Jacksonville Beach, FL 33250

      Re: Atlantic Bancgroup, Inc.
                Form 10-K for the year ended December 31, 2009
                Form 10-Q for the period ended March 31, 2010

Dear Mr. Young:

      We have completed our review of the above referenced files and have no further comment at this time.

                Sincerely,

                Kevin W. Vaughn
                Branch Chief